Exhibit 99.2

200 University Ave., Suite 300 Toronto, Ontario M5H 4H1 T 416.361.0930 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

May 13, 2015

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	POET TECHNOLOGIES INC.

We are pleased to confirm that copies of the following proxy-related materials were mailed on May 12, 2015 to the registered shareholders and the Non-Objecting Beneficial Owners (“NOBO”):

1 Proxy with Notice-and-Access Notice and Request for Financial Statements - Registered Shareholders

2 Voting Instruction Form with Notice-and-Access Notice and Request for Financial Statements - NOBOs

3 Notice of Meeting and Management Information Circular - To the NOBOs Requesting Full Packages

4 Proxy Return Envelope

Yours truly,

TMX Equity Transfer Services

“Fraser Monkman”

Relationship Manager

Fraser.Monkman@tmx.com

www.TMXEquityTransferServices.com